United States securities and exchange commission logo





                             April 12, 2021

       Sanjit Biswas
       Chief Executive Officer
       Samsara Inc.
       1990 Alameda Street, Floor 5
       San Francisco, CA 94103

                                                        Re: Samsara Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 16,
2021
                                                            CIK No. 0001642896

       Dear Mr. Biswas:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. Please disclose the source of your statement that you are the pioneer of the Connected
                                                        Operations Cloud.
   2.                                                   Please disclose the
period during which you had over 20,000 customers.
       Risk Factors
       The ongoing COVID-19 pandemic..., page 19

   3. Please quantify the size of the headcount reduction in May 2020 and the increase in the
 Sanjit Biswas
FirstName   LastNameSanjit Biswas
Samsara Inc.
Comapany
April       NameSamsara Inc.
       12, 2021
April 212, 2021 Page 2
Page
FirstName LastName
         average length of sales cycles to onboard new customers. Please also disclose any material negative impacts of COVID-19 on your revenues and results of operations.
The length of our sales cycle can be unpredictable..., page 26

4. Please disclose the average length of your sales cycle to your larger customers.
We face intense and increasing competition, page 29

5. We note that you rely upon Amazon for AWS web hosting and you currently do not have an alternative provider. Please briefly describe the material terms your agreement with
         Amazon including the term and any material termination provisions. The dual-class structure of our common stock, page 55

6. Please briefly describe each of the limited exceptions pursuant to which transfers of your
         Class B common stock will not convert to Class A common stock. Provisions in our corporate charter documents..., page 60

7. Please briefly describe the provisions in your certificate of incorporation and bylaws that may make it difficult for a third party to acquire control of the company.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 75

8. Please disclose the number of customers and your dollar-based net retention rate for the periods presented.
Non-GAAP Financial Measures, page 81

9. We note that you discuss Non-GAAP measures beginning on page 81 but only begin discussing GAAP Results of Operations beginning on page 83. Please revise to highlight and focus on GAAP Results of Operations first in your MD&A to provide the GAAP discussion with greater prominence and prior to your discussion of Non-GAAP measures.

Free Cash Flow, page 82

10. We note that you calculate Free Cash Flow by adding back $6.0 million of non-recurring purchases of property and equipment for the build-out of corporate headquarters. We also note that the cash used in investing activities was $30.0 million for the fiscal year ended
         February 1, 2020, which primarily consisted of purchases of property and equipment to support additional office facilities of $27.0 million, and capitalized software development costs of $2.9 million. Please explain why a liquidity measure, which adjusts for non-
         recurring capital expenditures, whether limited to the build-out of your corporate headquarters, is useful for providing information to management and investors about your ability to fund future operating needs and strategic initiatives. Further clarify how you
 Sanjit Biswas
Samsara Inc.
April 12, 2021
Page 3
         derived that non-recurring portion of the build-out amount which you report as an adjustment to your calculation of Free Cash Flow.
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 90

11. Please tell us the nature of non-cash operating lease costs of $11.4 million reported as an adjustment to net cash used in operating activities and how it relates to lease amounts reported on page F-16.
12. We note that your liquidity discussion is limited to the recitation of amounts reported in the Statements of Cash Flows. Please revise to address liquidity in the broadest sense, encompassing internal as well as external sources, current conditions as well as future commitments and known trends, changes in circumstances and uncertainties. Refer to the
         Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in
         Management   s Discussion and Analysis at
https://www.sec.gov/rules/interp/2010/33-
         9144.pdf
Executive Compensation
Executive Employment Agreements, page 124

13. Please file the employment agreements with Messrs. Biswas, Bicket and Sekar and the executive incentive compensation plan as exhibits to your registration statement. Refer to
         Item 601(b)(10)(iii)(A) of Regulation S-K.
Underwriters, page 151

14.      Please disclose the exceptions to the lock-up agreements.
13. Subsequent Events, page F-26

15. Please provide us with a breakdown of all stock-based compensation awards granted during fiscal 2021 and through the current date, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Tell us when you commenced discussions with the
       underwriters. Also, please disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material
FirstName LastNameSanjit Biswas
16. Regarding the September 2020 tender offer, explain to us why the investors were willing
Comapany    NameSamsara
       to pay                Inc. of fair value. Tell us if they had reasonable
knowledge of the
               a price in excess
       relevant
April 12,        facts 3concerning the Company's operations and financial
condition.
          2021 Page
FirstName LastName
 Sanjit Biswas
FirstName   LastNameSanjit Biswas
Samsara Inc.
Comapany
April       NameSamsara Inc.
       12, 2021
April 412, 2021 Page 4
Page
FirstName LastName
General

17. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Allison Berry Spinner, Esq.